Exhibit 99.(d)

Standstill Agreement

This Agreement is entered into as of October 3, 2017 (including the exhibit(s) hereto, this “Agreement”), by and between City of London Investment Management Company Limited (“CoL”) and, severally and not jointly, each fund identified in Exhibit A, as may be mutually agreed to and amended from time to time (each a “Fund” and together the “Funds”) (each Fund with CoL, the “Parties,” and each individually a “Party”).

WHEREAS, the Board of Directors of Aberdeen Chile Fund, Inc. (also referred to herein as the “Acquiring Fund”) has considered transactions pursuant to which the Acquiring Fund would acquire all of the assets, subject to the liabilities, of the other Funds listed in Exhibit A hereto (as amended from time to time, the “Target Funds” and each a “Target Fund”), subject to necessary shareholder approvals by each Fund, resulting in a single larger combined fund in one or more reorganizations (collectively, the “Reorganization”); and

WHEREAS, the Board of the Acquiring Fund has approved making a tender offer for its shares following the Reorganization; and

WHEREAS, CoL or its clients are the beneficial owners (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of shares of each of the Acquiring Fund and one or more of the Target Funds.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1. Reorganization and Tender Offer.

1.1.                            On the basis of the representations, warranties and agreements set forth herein, the Acquiring Fund agrees to seek to effect the Reorganization and to tender for shares of the combined fund as described herein:

(a)                                 The Acquiring Fund shall take all steps reasonable and appropriate to seek to effect the Reorganization with the Target Funds as have agreed to participate in the Reorganization as soon as reasonably practicable subject to shareholder approval in 2018 at an annual or special meeting of shareholders.  Such steps shall include the filing of a proxy statement to modify certain investment policies and restrictions of the Acquiring Fund and to approve the issuance of shares in connection with the Reorganization. The Acquiring Fund shall also file prospectus/proxy statements to be used to solicit the requisite approval of the Target Funds.  The Acquiring Fund shall seek to close the Reorganization with respect to each Target Fund during the first calendar quarter of 2018, although the timing of the various closings could be delayed but not later than the end of the second calendar quarter.

(b)                                 As soon as practicable following the Reorganization with respect to each Target Fund, the Acquiring Fund shall conduct a tender offer to purchase a percentage (the “Tender Amount”) of its outstanding common shares (the “Tender Offer”), such amount to be determined by the Board of the Acquiring Fund, but which shall not be less than an amount which in combination with the distributions then estimated to be required to be distributed in 2018 to maintain the Acquiring Fund’s status as a regulated investment company under the Internal Revenue Code of 1986 results in a reduction of the Acquiring Fund’s net assets by at least 40% with a maximum distribution of 50%. The Tender Offer shall include the following terms: (i) shareholders shall have the opportunity to tender some or all of their common shares at a price equal to 99% of the Acquiring Fund’s net asset value per share (“NAV”) as determined as of the close of the regular trading session of the NYSE MKT on the next day after the expiration date of the Tender Offer or, if the Tender Offer is extended, on the next day after the day to which the Tender Offer is extended, (ii) the Acquiring Fund shall purchase common shares properly tendered and not withdrawn on a prorated basis up to the Tender Amount if greater than the Tender Amount of common shares are properly tendered and not properly withdrawn, (iii) the consideration to be paid by the Acquiring Fund for common shares under the Tender Offer shall consist solely of cash, and (iv) if less than the Tender Amount of common shares have been properly tendered and not withdrawn, then the Acquiring Fund shall only be obligated to purchase such amount of shares actually tendered.

(c)                                  The Tender Offer shall not provide for preferential treatment for any shareholders of the Acquiring Fund.

(d)                                 The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

(e)                                  Although the Acquiring Fund has committed to conduct the Tender Offer under the circumstances set forth above, the Fund will not commence the Tender Offer or accept tenders of the Fund’s common shares during any period when (i) such transactions, if consummated, would: (A) result in the delisting of the Acquiring Fund’s shares from the NYSE MKT or (B) impair the Acquiring Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”); (ii) there is any (A) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) National Market System, or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States; or (iii) the Board of Directors of the Acquiring Fund (the “Fund Board”) determines in good faith and upon the written opinion of counsel, that effecting any such transaction during the period would constitute a breach of its fiduciary duty owed to the Acquiring Fund or its shareholders. In the event of a delay pursuant to any of clauses (i), (ii) or (iii) above, the Acquiring Fund will provide prompt written notice to CoL together with a detailed written analysis stating the reason for such delay and reasonable support for such determination. In the event of a delay pursuant to either of clauses (i) or (ii) above, the Acquiring Fund will commence the Tender Offer as soon as practicable and no later than 20 days after the termination of such delaying event.

(f)                                   The Acquiring Fund shall not issue any common shares or any securities exchangeable or convertible into common shares prior to the payment of the Tender Offer proceeds.

1.2.                            CoL covenants and agrees to tender, or caused to be tendered, 100% of the common shares of the Acquiring Fund of which it is the beneficial owner (as such term is used in Rule 13d-3 under the Exchange Act) in the Tender Offer. For the avoidance of doubt, and without limiting the generality of the foregoing, CoL covenants and agrees to tender, or caused to be tendered, all common shares of the Acquiring Fund owned, controlled or held by CoL and its principals, general partners, managing members, affiliated persons (as defined in the 1940 Act and which, for the avoidance of doubt, shall include (without limitation) any account or pooled investment vehicle now or in the future managed, advised or sub-advised by CoL or its affiliated persons) (all such persons, collectively, the “CoL Entities”) as of the closing of the Tender Offer. The CoL Entities, together with the directors, officers and employees of CoL, are collectively referred to herein as the “CoL Affiliates”.

Section 2. Additional Agreements.

2.1.                            CoL covenants and agrees that:

(a)                                 CoL will cause all shares it and the CoL Entities beneficially own as of the record date for a shareholder meeting to be counted as present for purposes of a quorum at any annual or special meeting of shareholders of a Fund held on or prior to December 31, 2019;

(b)                                 CoL will cause all shares it and the CoL Entities beneficially own as of the record date for a shareholder meeting to be voted in favor of all Director nominees and proposals presented at the 2018 special and/or annual general meetings to effect the Reorganization; and

(c)                                  From the date of this Agreement through December 31, 2019, CoL will cause all shares it and the CoL Entities beneficially own as of the record date for a shareholder meeting to be voted in favor of any Director nominee with respect to which the Board recommends a vote in favor and against any proposal or Director nominee with respect to which the Board recommends a vote against.

For the avoidance of doubt, CoL or any of the CoL Entities shall not affirmatively lend any common shares of a Fund to any third party for the purpose of avoiding compliance with the terms hereof, and CoL (or the CoL Entities other than separately managed accounts, as applicable), to the extent practicable, shall recall any such stock loan in advance of the record date for any vote of or consent by the shareholders of the Fund so that CoL shall have full voting rights with respect to all such loaned shares.

2.2.                            The Board of the Acquiring Fund covenants and agrees that

(a)                                 the Acquiring Fund’s Post-Reorganization total annualized expense ratio will not exceed 120 basis points during the period commencing on the closing of the Reorganization and ending on December 31, 2019 (excluding: leverage cost, tax and non-routine/exceptional expenses); and

(b)                                 the Acquiring Fund will establish a targeted discount policy which will seek to manage the Fund’s discount by:

•                                          the Board of the Acquiring Fund adopting one or more resolutions as necessary, committing to buying back shares of common stock in the open market at times when the Fund’s shares trade at a discount of 10% or more to NAV; and

•                                          if the average discount exceeds 11% over any rolling twelve (12) month period commencing on the closing of the Reorganization and ending on December 31, 2019, the Board will undertake a 15% tender offer; provided that the Fund shall not be required to conduct more than one tender offer under this 2.2(b) prior to December 31, 2019.

2.3.                            CoL represents and warrants as follows:

(a)                                 This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against CoL in accordance with its terms.

(b)                                 The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any agreement, organizational document or provision of law applicable to it.

2.4.                            Each Fund represents and warrants as follows:

(a)                                 This Agreement has been duly and validly authorized, executed and delivered by the Fund and it is enforceable against the Fund in accordance with its terms.

(b)                                 The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any agreement, organizational document or provision of law applicable to the Fund.

Section 3. Termination.

3.1.                            Notwithstanding anything herein to the contrary, if the Acquiring Fund or any Target Fund fails to complete the Reorganization on or before the end of the second calendar quarter of 2018 or the Acquiring Fund fails to complete the Tender Offer and distribute the proceeds of the Tender Offer in cash to the participating shareholders on or before the end of the third calendar quarter of 2018, this Agreement shall terminate and be of no further force or effect unless the parties agree to extend the time period for such actions.

3.2.                            This Agreement remains in full force and effect until the earliest of:

(a)                                 the expiration of the Standstill Period;

(b)                                 a termination of this Agreement pursuant to Section 3.1; and

(c)                                  such other date established by mutual written agreement of the Fund and CoL.

3.3.                            Section 4 shall survive the termination of this Agreement. No termination pursuant to this Section 3 relieves any Party from liability for any breach of this Agreement prior to such termination.

Section 4. Miscellaneous.

4.1.                            Remedies. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of New York, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.

4.2.                            Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in the State of New York for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the State of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF COL AND EACH FUND WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT.

4.3.                            Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

4.4.                            Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

4.5.                            Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email or facsimile, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to a Fund:

[Fund Name]
c/o Aberdeen Asset Management, Inc.
1735 Market St., 32nd Floor
Philadelphia, PA 19103
Attention: Legal Department

Legal.us@aberdeen-standard.com

If to CoL:

Attn: Barry M. Olliff
City of London Investment Management Company Limited
1125 Airport Road
Coatesville, PA 19320

4.6.                            Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use commercially reasonable efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

4.7.                            Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof.

4.8.                            Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by and against, as applicable, the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Party. Any such attempted assignment will be null and void.

4.9.                            Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.

4.10.                     No Reliance. Each Party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.

4.11.                     Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

On behalf of the Funds listed in Appendix A

By:	/s/ Lucia Sitar
	Name:	Lucia Sitar
	Title:	Vice President

City of London Investment Management Company Limited

By:	/s/ Tom Griffith
	Name:	Tom Griffith
	Title:	Director

Exhibit A

Funds

Name of Fund	Date Fund Added as Party to Agreement
Aberdeen Singapore Fund, Inc. (SGF)	October 3, 2017
Aberdeen Israel Fund, Inc. (ISL)	October 3, 2017
Aberdeen Latin America Equity Fund, Inc. (LAQ)	October 3, 2017
Aberdeen Indonesia Fund, Inc. (IF)	October 3, 2017
Aberdeen Chile Fund, Inc. (CH)	October 3, 2017
Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc. (ABE)	October 3, 2017
Aberdeen Greater China Fund, Inc. (GCH)	October 3, 2017